===========================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                _______________
                                  SCHEDULE 13D

                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. __)

                              PICO Holdings, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   693366205
                                 (CUSIP Number)

                               Thomas D. Mueller
              Chief Operating Officer and Chief Compliance Officer
                      462 South Fourth Street, Suite 1600
                              Louisville, KY 40202
                                 (502) 371-4100
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 23, 2015
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X]

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

  ===========================================================================

--------- ----------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS

        RIVER ROAD ASSET MANAGEMENT, LLC

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------- ----------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [_]
--------- ----------------------------------------------------------------------
3 SEC USE ONLY

--------- ----------------------------------------------------------------------
4 SOURCE OF FUNDS

          OO
--------- ----------------------------------------------------------------------
5 CHECK  IF  DISCLOSURE  OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEM 2(d) or 2(e)                                             [_]

--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
----------------------- ------ -------------------------------------------------
                        7      SOLE VOTING POWER
      NUMBER OF                1,380,027
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8      SHARED VOTING POWER
       OWNED BY                NONE
         EACH           --------------------------------------------------------
       REPORTING        9      SOLE DISPOSITIVE POWER
      PERSON WITH              1,715,674
                        --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               NONE
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,715,674
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [_]
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.5%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          IA
--------- ----------------------------------------------------------------------

                              (Page 2 of 10 Pages)
ITEM 1. SECURITY AND ISSUER

This statement relates to shares of Common Stock, par value $0.001 per share (the "Stock"), of PICO Holdings, Inc. (the "Issuer"). The principle executive office of the Issuer is located at the following address:

PICO HOLDINGS, INC.
7979 IVANHOE AVENUE, SUITE 300
LA JOLLA, CALIFORNIA 92037

ITEM 2. IDENTITY AND BACKGROUND

The information regarding the persons filing this statement is as follows:

     (a)  The name of the persons filing are:

          RIVER ROAD ASSET MANAGEMENT, LLC ("RRAM") (THE "FILER").

     (b)  The business address of the Filer is as follows:

          462 SOUTH FOURTH STREET, SUITE 1600, LOUISVILLE, KY 40202


     (c) Present principal occupation or employment of the Filer and the name, principal business and address of any corporation or other in which such employment is conducted: RRAM IS A SECURITIES AND EXCHANGE COMMISSION REGISTERED INVESTMENT ADVISOR.

          THE NAME, BUSINESS ADDRESS, BUSINESS ACTIVITY AND PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT OF EACH EXECUTIVE OFFICER AND DIRECTOR OF THE FILER ARE SET FORTH IN ANNEX A, WHICH IS INCORPORATED HEREIN BY REFERENCE.

     (d) During the last five years, none of the Filer, or the persons listed in Annex A, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Filer, or the persons listed in Annex A, were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship:

          RRAM IS ORGANIZED UNDER THE LAWS OF DELAWARE.

          THE CITIZENSHIP OF EACH EXECUTIVE OFFICER AND DIRECTOR OF THE FILER WHO IS A NATURAL PERSON IS SET FORTH IN ANNEX A HERETO, WHICH IS INCORPORATED HEREIN BY REFERENCE.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of funds used in purchasing the Stock of the Issuer is RRAM client funds for which RRAM acts as investment advisor pursuant to an investment advisory agreement between each RRAM client and RRAM. The amount of funds used in purchasing the Stock of the Issuer is $33,860,035.19.

                              (Page 3 of 10 Pages)

ITEM 4. PURPOSE OF TRANSACTION

The Stock was acquired for investment purposes in the ordinary course of business. As such, the Filer may purchase, hold, vote, trade, dispose, sell or otherwise deal the Stock for the benefit of their clients depending on changes in the per share price of the Stock, or related to changes in the Issuer's operations, management structure, business strategy, future acquisitions, growth prospects, liquidity, capital allocation, including use of leverage, or from the sale or merger of the Issuer. The Filer may discuss such matters, and specifically may discuss board of director nominees and may suggest potential board of director nominees, with the Issuer's management or directors, other shareholders, existing or potential strategic partners or competitors, investment and finance professionals, and other investors. Such analysis and discussions may result in the Filer materially modifying their ownership of the Stock. The Filer may also exchange information with the Issuer pursuant to confidentiality or similar agreements, propose changes in its operations, governance, capitalization, or propose one or more of the actions described in sections (a) through (j) of Item 4 of Schedule 13D, all in order to enhance shareholder value. The Filer does not intend to seek control of the Issuer or participate in the day-to-day management of the Issuer. Certain officers of RRAM sent a letter on February 23, 2015 to Issuer's Board of Directors suggesting that management explore the sale of non-core assets and conduct a strategic review of its core business.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Based on 23,004,618 shares of Common Stock of the Issuer outstanding as of December 22, 2014, the Filer, or the persons listed in Annex A, may be deemed to beneficially own 1,715,674, or 7.5%, of the Issuer's outstanding shares of Common Stock.

(b) The Filer, or the persons listed in Annex A, have the sole power to vote or direct the vote of 1,380,027 shares of the Stock and to dispose or direct the disposition of 1,715,674 shares of the Stock that the Filers may be deemed to beneficially own.

(c) The Filer effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filer during the sixty days prior to and including February 23, 2015 (date range: December 26, 2014 through February 23, 2015):


(1) NAME      (2) DATE   (3) NUMBER    (4) PRICE    (5) HOW        WHERE TRANSACTED
                          OF SHARES     PER SHARE   TRANSACTED -
                          OF COMMON     OF COMMON    SELL OR BUY
                            STOCK         STOCK

RRAM          12/26/2014    10,236        18.94        Buy         RRAM Principal Place of Business

RRAM          12/29/2014    3,000         19.06        Buy         RRAM Principal Place of Business

RRAM          12/29/2014    3,000         19.06        Buy         RRAM Principal Place of Business

RRAM          12/29/2014     200          18.98        Buy         RRAM Principal Place of Business

RRAM          12/29/2014     500          19.06        Buy         RRAM Principal Place of Business

RRAM            1/5/2015     130          18.32        Sell        RRAM Principal Place of Business

RRAM            1/5/2015     120          18.32        Sell        RRAM Principal Place of Business

RRAM            1/5/2015     120          18.32        Sell        RRAM Principal Place of Business

RRAM            1/5/2015      80          18.32        Sell        RRAM Principal Place of Business

RRAM            1/5/2015     230          18.32        Sell        RRAM Principal Place of Business

                              (Page 4 of 10 Pages)





RRAM            1/5/2015     210          18.32        Sell        RRAM Principal Place of Business

RRAM            1/5/2015     150          18.32        Sell        RRAM Principal Place of Business

RRAM            1/5/2015      90          18.32        Sell        RRAM Principal Place of Business

RRAM            1/5/2015     100          18.32        Sell        RRAM Principal Place of Business

RRAM            1/5/2015      90          18.32        Sell        RRAM Principal Place of Business

RRAM            1/5/2015      30          18.32        Sell        RRAM Principal Place of Business

RRAM            1/5/2015     180          18.32        Sell        RRAM Principal Place of Business

RRAM            1/5/2015      80          18.32        Sell        RRAM Principal Place of Business

RRAM            1/5/2015     180          18.32        Sell        RRAM Principal Place of Business

RRAM            1/5/2015     120          18.32        Sell        RRAM Principal Place of Business

RRAM            1/7/2015     350          17.64        Sell        RRAM Principal Place of Business

RRAM            1/7/2015     160          17.64        Sell        RRAM Principal Place of Business

RRAM            1/7/2015      10          17.64        Sell        RRAM Principal Place of Business

RRAM            1/7/2015      50          17.64        Sell        RRAM Principal Place of Business

RRAM            1/7/2015      40          17.64        Sell        RRAM Principal Place of Business

RRAM            1/7/2015      20          17.64        Sell        RRAM Principal Place of Business

RRAM            1/7/2015      10          17.64        Sell        RRAM Principal Place of Business

RRAM           1/22/2015     420          16.18        Sell        RRAM Principal Place of Business

RRAM           1/22/2015     680          16.18        Sell        RRAM Principal Place of Business

RRAM           1/22/2015     900          16.18        Sell        RRAM Principal Place of Business

RRAM           1/26/2015    1,190         16.15        Sell        RRAM Principal Place of Business

RRAM           1/26/2015     300          16.15        Sell        RRAM Principal Place of Business

RRAM           1/26/2015     510          16.15        Sell        RRAM Principal Place of Business

RRAM           1/29/2015    1,240         15.98        Sell        RRAM Principal Place of Business

RRAM           1/29/2015     760          15.98        Sell        RRAM Principal Place of Business

RRAM            2/6/2015     240          16.24        Sell        RRAM Principal Place of Business

RRAM            2/6/2015     800          16.24        Sell        RRAM Principal Place of Business

RRAM            2/6/2015     790          16.24        Sell        RRAM Principal Place of Business

RRAM            2/6/2015    1,110         16.24        Sell        RRAM Principal Place of Business

RRAM            2/6/2015    2,060         16.24        Sell        RRAM Principal Place of Business

RRAM           2/11/2015    3,000         15.91        Buy         RRAM Principal Place of Business

RRAM           2/11/2015    4,000         15.91        Buy         RRAM Principal Place of Business

RRAM           2/11/2015     400          15.91        Buy         RRAM Principal Place of Business

RRAM           2/12/2015    10,528        16.18        Buy         RRAM Principal Place of Business

RRAM           2/12/2015    4,826         16.18        Buy         RRAM Principal Place of Business

RRAM           2/12/2015    3,389         16.18        Buy         RRAM Principal Place of Business

RRAM           2/12/2015     668          16.18        Buy         RRAM Principal Place of Business

RRAM           2/12/2015     252          16.18        Buy         RRAM Principal Place of Business

RRAM           2/12/2015     319          16.18        Buy         RRAM Principal Place of Business

RRAM           2/12/2015    1,345         16.18        Buy         RRAM Principal Place of Business

RRAM           2/12/2015     196          16.18        Buy         RRAM Principal Place of Business

RRAM           2/12/2015    3,235         16.18        Buy         RRAM Principal Place of Business

RRAM           2/12/2015     753          16.18        Buy         RRAM Principal Place of Business

                              (Page 5 of 10 Pages)




RRAM           2/12/2015     308          16.18        Buy         RRAM Principal Place of Business

RRAM           2/12/2015     692          16.18        Buy         RRAM Principal Place of Business

RRAM           2/12/2015     401          16.18        Buy         RRAM Principal Place of Business

RRAM           2/12/2015     444          16.18        Buy         RRAM Principal Place of Business

RRAM           2/12/2015    8,563         16.18        Buy         RRAM Principal Place of Business

RRAM           2/12/2015      66          16.18        Buy         RRAM Principal Place of Business

RRAM           2/12/2015    7,302         16.18        Buy         RRAM Principal Place of Business

RRAM           2/12/2015     308          16.18        Buy         RRAM Principal Place of Business

RRAM           2/12/2015    3,120         16.18        Buy         RRAM Principal Place of Business

RRAM           2/12/2015    10,065        16.18        Buy         RRAM Principal Place of Business

RRAM           2/12/2015    1,374         16.18        Buy         RRAM Principal Place of Business

RRAM           2/12/2015     162          16.18        Buy         RRAM Principal Place of Business

RRAM           2/12/2015    1,214         16.18        Buy         RRAM Principal Place of Business

RRAM           2/12/2015    1,164         16.18        Buy         RRAM Principal Place of Business

RRAM           2/12/2015     244          16.18        Buy         RRAM Principal Place of Business

RRAM           2/13/2015    2,251         16.39        Buy         RRAM Principal Place of Business

RRAM           2/13/2015    1,032         16.39        Buy         RRAM Principal Place of Business

RRAM           2/13/2015     725          16.39        Buy         RRAM Principal Place of Business

RRAM           2/13/2015     142          16.39        Buy         RRAM Principal Place of Business

RRAM           2/13/2015      54          16.39        Buy         RRAM Principal Place of Business

RRAM           2/13/2015      68          16.39        Buy         RRAM Principal Place of Business

RRAM           2/13/2015     287          16.39        Buy         RRAM Principal Place of Business

RRAM           2/13/2015      42          16.39        Buy         RRAM Principal Place of Business

RRAM           2/13/2015     692          16.39        Buy         RRAM Principal Place of Business

RRAM           2/13/2015     161          16.39        Buy         RRAM Principal Place of Business

RRAM           2/13/2015      66          16.39        Buy         RRAM Principal Place of Business

RRAM           2/13/2015     147          16.39        Buy         RRAM Principal Place of Business

RRAM           2/13/2015      85          16.39        Buy         RRAM Principal Place of Business

RRAM           2/13/2015      95          16.39        Buy         RRAM Principal Place of Business

RRAM           2/13/2015    1,831         16.39        Buy         RRAM Principal Place of Business

RRAM           2/13/2015      14          16.39        Buy         RRAM Principal Place of Business

RRAM           2/13/2015    1,561         16.39        Buy         RRAM Principal Place of Business

RRAM           2/13/2015      66          16.39        Buy         RRAM Principal Place of Business

RRAM           2/13/2015     667          16.39        Buy         RRAM Principal Place of Business

RRAM           2/13/2015    2,152         16.39        Buy         RRAM Principal Place of Business

RRAM           2/13/2015     294          16.39        Buy         RRAM Principal Place of Business

RRAM           2/13/2015      34          16.39        Buy         RRAM Principal Place of Business

RRAM           2/13/2015     259          16.39        Buy         RRAM Principal Place of Business

RRAM           2/13/2015     248          16.39        Buy         RRAM Principal Place of Business

RRAM           2/13/2015      52          16.39        Buy         RRAM Principal Place of Business

RRAM           2/17/2015    2,291         16.56        Buy         RRAM Principal Place of Business

RRAM           2/17/2015    1,051         16.56        Buy         RRAM Principal Place of Business

RRAM           2/17/2015     738          16.56        Buy         RRAM Principal Place of Business


                              (Page 6 of 10 Pages)




RRAM           2/17/2015     145          16.56        Buy         RRAM Principal Place of Business

RRAM           2/17/2015      55          16.56        Buy         RRAM Principal Place of Business

RRAM           2/17/2015      69          16.56        Buy         RRAM Principal Place of Business

RRAM           2/17/2015     293          16.56        Buy         RRAM Principal Place of Business

RRAM           2/17/2015      42          16.56        Buy         RRAM Principal Place of Business

RRAM           2/17/2015     704          16.56        Buy         RRAM Principal Place of Business

RRAM           2/17/2015     164          16.56        Buy         RRAM Principal Place of Business

RRAM           2/17/2015      67          16.56        Buy         RRAM Principal Place of Business

RRAM           2/17/2015     150          16.56        Buy         RRAM Principal Place of Business

RRAM           2/17/2015      87          16.56        Buy         RRAM Principal Place of Business

RRAM           2/17/2015      96          16.56        Buy         RRAM Principal Place of Business

RRAM           2/17/2015    1,864         16.56        Buy         RRAM Principal Place of Business

RRAM           2/17/2015      14          16.56        Buy         RRAM Principal Place of Business

RRAM           2/17/2015    1,589         16.56        Buy         RRAM Principal Place of Business

RRAM           2/17/2015      67          16.56        Buy         RRAM Principal Place of Business

RRAM           2/17/2015     679          16.56        Buy         RRAM Principal Place of Business

RRAM           2/17/2015    2,190         16.56        Buy         RRAM Principal Place of Business

RRAM           2/17/2015     299          16.56        Buy         RRAM Principal Place of Business

RRAM           2/17/2015      35          16.56        Buy         RRAM Principal Place of Business

RRAM           2/17/2015     265          16.56        Buy         RRAM Principal Place of Business

RRAM           2/17/2015     254          16.56        Buy         RRAM Principal Place of Business

RRAM           2/17/2015      53          16.56        Buy         RRAM Principal Place of Business

RRAM           2/18/2015    1,903         16.68        Buy         RRAM Principal Place of Business

RRAM           2/18/2015     873          16.68        Buy         RRAM Principal Place of Business

RRAM           2/18/2015     613          16.68        Buy         RRAM Principal Place of Business

RRAM           2/18/2015     120          16.68        Buy         RRAM Principal Place of Business

RRAM           2/18/2015      45          16.68        Buy         RRAM Principal Place of Business

RRAM           2/18/2015      57          16.68        Buy         RRAM Principal Place of Business

RRAM           2/18/2015     243          16.68        Buy         RRAM Principal Place of Business

RRAM           2/18/2015      35          16.68        Buy         RRAM Principal Place of Business

RRAM           2/18/2015     585          16.68        Buy         RRAM Principal Place of Business

RRAM           2/18/2015     137          16.68        Buy         RRAM Principal Place of Business

RRAM           2/18/2015      55          16.68        Buy         RRAM Principal Place of Business

RRAM           2/18/2015     126          16.68        Buy         RRAM Principal Place of Business

RRAM           2/18/2015      72          16.68        Buy         RRAM Principal Place of Business

RRAM           2/18/2015      80          16.68        Buy         RRAM Principal Place of Business

RRAM           2/18/2015    1,548         16.68        Buy         RRAM Principal Place of Business

RRAM           2/18/2015      12          16.68        Buy         RRAM Principal Place of Business

RRAM           2/18/2015    1,320         16.68        Buy         RRAM Principal Place of Business

RRAM           2/18/2015      55          16.68        Buy         RRAM Principal Place of Business

RRAM           2/18/2015     564          16.68        Buy         RRAM Principal Place of Business

RRAM           2/18/2015    1,820         16.68        Buy         RRAM Principal Place of Business

RRAM           2/18/2015     249          16.68        Buy         RRAM Principal Place of Business

                              (Page 7 of 10 Pages)





RRAM           2/18/2015      29          16.68        Buy         RRAM Principal Place of Business

RRAM           2/18/2015     220          16.68        Buy         RRAM Principal Place of Business

RRAM           2/18/2015     211          16.68        Buy         RRAM Principal Place of Business

RRAM           2/18/2015      44          16.68        Buy         RRAM Principal Place of Business

RRAM           2/19/2015    2,446         16.67        Buy         RRAM Principal Place of Business

RRAM           2/19/2015    1,121         16.67        Buy         RRAM Principal Place of Business

RRAM           2/19/2015     787          16.67        Buy         RRAM Principal Place of Business

RRAM           2/19/2015     156          16.67        Buy         RRAM Principal Place of Business

RRAM           2/19/2015      58          16.67        Buy         RRAM Principal Place of Business

RRAM           2/19/2015      74          16.67        Buy         RRAM Principal Place of Business

RRAM           2/19/2015     313          16.67        Buy         RRAM Principal Place of Business

RRAM           2/19/2015      46          16.67        Buy         RRAM Principal Place of Business

RRAM           2/19/2015     752          16.67        Buy         RRAM Principal Place of Business

RRAM           2/19/2015     175          16.67        Buy         RRAM Principal Place of Business

RRAM           2/19/2015      71          16.67        Buy         RRAM Principal Place of Business

RRAM           2/19/2015     161          16.67        Buy         RRAM Principal Place of Business

RRAM           2/19/2015      93          16.67        Buy         RRAM Principal Place of Business

RRAM           2/19/2015     103          16.67        Buy         RRAM Principal Place of Business

RRAM           2/19/2015    1,989         16.67        Buy         RRAM Principal Place of Business

RRAM           2/19/2015      15          16.67        Buy         RRAM Principal Place of Business

RRAM           2/19/2015    1,696         16.67        Buy         RRAM Principal Place of Business

RRAM           2/19/2015      71          16.67        Buy         RRAM Principal Place of Business

RRAM           2/19/2015     725          16.67        Buy         RRAM Principal Place of Business

RRAM           2/19/2015    2,338         16.67        Buy         RRAM Principal Place of Business

RRAM           2/19/2015     319          16.67        Buy         RRAM Principal Place of Business

RRAM           2/19/2015      37          16.67        Buy         RRAM Principal Place of Business

RRAM           2/19/2015     282          16.67        Buy         RRAM Principal Place of Business

RRAM           2/19/2015     271          16.67        Buy         RRAM Principal Place of Business

RRAM           2/19/2015      57          16.67        Buy         RRAM Principal Place of Business


The transactions noted above were purchases or sales of shares effected in the open market and the table includes commissions paid in per share prices.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

RRAM is the investment adviser to accounts of RRAM clients pursuant to investment advisory agreements between RRAM clients and RRAM. Each investment advisory agreement provides RRAM with the authority, among other things, to invest account funds in the Stock, to dispose of the Stock, and to file this statement on behalf of the account. Some, but not all, investment advisory agreements provide RRAM with the authority to vote for the Stock. The number of shares of Stock for which RRAM has sole voting power is reflected on RRAM's cover page.

                              (Page 8 of 10 Pages)

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

ANNEX A - The name, business address, business activity, present principal occupation or employment and, if natural person, citizenship of each executive officer and director of the Filers.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 23, 2015            RIVER ROAD ASSET MANAGEMENT, LLC,
                                  a Delaware limited liability company

                                  /s/  Thomas D. Mueller
                                  ------------------------
                                       By: Thomas D. Mueller
                                           Chief Operating Officer and
                                           Chief Compliance Officer




                              (Page 9 of 10 Pages)

Annex A
The name, business address, business activity, present principal occupation or employment and, if natural person, citizenship of each executive officer and director of the Filer are set forth in Exhibit A hereto, which is incorporated herein by reference.


RIVER ROAD ASSET MANAGEMENT, LLC

NAME                 BUSINESS ADDRESS       BUSINESS ACTIVITY      PRESENT PRINCIPAL          CITIZENSHIP
                                                                   OCCUPATION OR EMPLOYMENT
Shircliff, James C.  462 S. 4th Street      Chief Investment       Chief Investment Officer   United States
                                            Officer
                     Suite 1600
                     Louisville, KY 40202

Beck, R. Andrew      462 S. 4th Street      President & CEO        President & CEO            United States
                     Suite 1600
                     Louisville, KY 40202

Sanders III, Henry   462 S. 4th Street      Executive Vice         Executive Vice President   United States
W.                                          President
                     Suite 1600
                     Louisville, KY 40202

Forsha, Thomas S.    462 S. 4th Street      Co-Chief Investment    Co-Chief Investment        United States
                                            Officer                Officer
                     Suite 1600
                     Louisville, KY 40202

Deuser, Greg E.      462 S. 4th Street      Chief Risk Officer     Chief Risk Officer         United States
                     Suite 1600
                     Louisville, KY 40202

Mueller, Thomas D.   462 S. 4th Street      Chief Operating        Chief Operating Officer    United States
                                            Officer and Chief      and Chief Compliance
                                            Compliance Officer     Officer
                     Suite 1600
                     Louisville, KY 40202

                             (Page 10 of 10 Pages)